UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-39111

FLJ Group Limited

(Registrant’s Name)

2F, Building 5
No.18, Gongping Road
Hongkou District, Shanghai, 200082
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	2
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2023 (UNAUDITED) AND SEPTEMBER 30, 2022	13-14
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2023	15
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2023	16
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2023	17
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	18

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FLJ Group Limited (“we” or “us” or “our”) is a leading technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently located, ready to move in, and affordable branded apartments as well as facilitating a variety of value-added services. We are one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we lease apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process.

We have continued to optimize our rental asset portfolio to improve overall profitability and efficiency. The number of our rental units contracted and available rental units decreased from 55,177 as of March 31, 2022 to 28,400 as of March 31, 2023. As a result, our net revenue decreased by 45.2% from RMB 364.2 million (US$57.5 million) in the first half of fiscal year 2022 to RMB 199.7 million (US$29.1 million) in the first half of fiscal year 2023, whereas our total operating cost and expenses decreased by 56.2% from RMB553.3 million (US$87.3 million) in the first half of fiscal year 2022 to RMB242.4 million (US$35.3 million) in the first half of fiscal year 2023 and our net loss narrowed by 82.2% from RMB 243.2 million (US$38.4 million) in the first half of fiscal year 2022 to RMB 43.3 million (US$6.3 million) in the first half of fiscal year 2023.

Summary Consolidated Financial and Operating Data

The summary unaudited condensed consolidated financial information for the six months ended March 31, 2022 and 2023 and as of March 31, 2023 has been derived from our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2023 included herein. Our unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary condensed consolidated balance sheet data as of September 30, 2022 has been derived from our audited consolidated financial statements included in our annual report on Form 20‑F for the fiscal year ended September 30, 2022 filed with the SEC on January 23, 2023 (the “FY 2022 annual report”). The summary condensed consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our FY 2022 annual report.

Summary Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Six months ended March 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
		(Unaudited)
Net revenue:
Rental service	332,783	175,148	25,504
Value-added services and others	31,431	24,522	3,571
Total net revenues	364,214	199,670	29,075
Operating costs and expenses:
Operating cost	(405,661)	(217,295)	(31,642)
Selling and marketing expenses	(189)	(15)	(2)
General and administrative expenses	(25,329)	(15,422)	(2,246)
Research and development expenses	(1,853)	(1,308)	(190)
Impairment loss on long-lived assets	(100,156)	(10,474)	(1,525)
Other income (expense), net	(20,074)	2,157	314

Total operating costs and expenses	(553,262)	(242,357)	(35,291)
Loss from operations	(189,048)	(42,687)	(6,216)
Interest expense, net	(54,174)	(638)	(93)
Foreign exchange loss, net	(5)	—	—
Loss before income taxes	(243,227)	(43,325)	(6,309)
Income tax (expenses) benefits	3	—	—
Net loss	(243,224)	(43,325)	(6,309)
Net loss per share—Basic and diluted	(0.14)	(0.00)	(0.00)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,728,612,425	27,715,937,039	27,715,937,039
Net loss	(243,224)	(43,325)	(6,309)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	3,642	5,160	751
Comprehensive loss	(239,582)	(38,165)	(5,558)

Summary Condensed Consolidated Balance Sheet Data

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
		(Unaudited)
Total current assets	71,160	87,180	12,694
Total non‑current assets	24,380	428,219	62,354
Total assets	95,540	515,399	75,048
Total current liabilities	668,402	935,218	136,179
Total non-current liabilities	—	188,901	27,506
Total liabilities	668,402	1,124,119	163,685
Total current assets less current liabilities	(597,242)	(848,038)	(123,485)
Net liabilities	(572,862)	(608,720)	(88,637)
Total shareholders’ deficit	(572,862)	(608,720)	(88,637)
Total liabilities and shareholders’ deficit	95,540	515,399	75,048

Summary Unaudited Condensed Statement of Cash Flows

	Six months ended March 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
		(Unaudited)

Net cash used in operating activities	(27,545)	(25,478)	(3,713)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	16,532	25,527	3,717
Effect of foreign exchange rate changes	(142)	(545)	(77)
Net decrease in cash, cash equivalents and restricted cash	(11,155)	(496)	(73)
Cash, cash equivalents and restricted cash at the beginning of period	19,252	2,878	419
Cash, cash equivalents and restricted cash at the end of period	8,097	2,382	346

Key Operating Data

The table below sets forth our key operating data as of March 31, 2022 and 2023:

	As of March 31,
	2022	2023
Number of rental units contracted	55,177	28,400
Number of rental units under renovation	-	-
Number of available rental units	55,177	28,400
Number of occupied rental units	49,891	25,432
Number of vacant available rental units	5,286	2,968

The table below sets forth the numbers of available rental units as of March 31, 2022 and 2023:

	As of March 31,
	2022	2023
East China(1)	13,989	5,662
North China(2)	20,974	14,128
Southwest China(3)	17,361	8,610
Others(4)	2,853	-

____________

(1) includes Fuzhou, Hefei, Nanjing and Qingdao

(2) includes Beijing, Tianjin and Xi’an

(3) includes Chengdu and Kunming

(4) includes Nanchang and Nanning

The table below sets forth our key operating data for the six months ended March 31, 2022 and 2023:

	Six months ended March 31,
	2022	2023
Period-average occupancy rate (%)	91.6%	88.9%
Average monthly rental (RMB)
before discount for rental prepayment	1,060	1,065
after discount for rental prepayment	1,060	1,065
Rental spread margin (%)
before discount for rental prepayment	16.5%	16.5%
after discount for rental prepayment	16.5%	16.5%

Numbers of Rental Units Contracted, Numbers of Available Rental Units, and Number of Occupied Rental Units

Number of rental units contracted and number of available rental units are important operating measures by which we evaluate and manage the scale of our business and growth. Apartments in China usually have two to three bedrooms, which are suitable for a household, but could be too costly for individual tenants. We typically convert a leased-in apartment to add an additional bedroom, or the N+1 Model, and rent each bedroom, or rental unit, separately to individual tenants after standardized decoration and furnishing. The N+1 model further increases affordability and provides flexibilities and co rental efficiency for tenants.

Our rental units contracted refer to rental units in apartments that we have leased in from landlords. Our number of rental units contracted decreased by 48.5% from March 31, 2022 to March 31, 2023, as we continue to optimize our rental asset portfolio. Our number of available rental units refers to the number of our leased in rental units that have been renovated and ventilated and are ready for rent. Our number of available rental units and number of units contracted were the same both as of March 31, 2022 and March 31, 2023 because we did not renovate any new apartments during the respective periods as we have been focused on optimizing our existing rental asset portfolio.

Our occupied rental units refer to available rental units that have been leased out to tenants. Our number of occupied rental units was lower than our number of rental units contracted because of some of our available rental units’ vacancy, as it takes time to ramp up our occupancy rate to our target levels. Our number of occupied rental units decreased by 49.0% from March 31, 2022 to March 31, 2023, which is in line with the decrease in the total rental units contracted.

Period-average occupancy rate, Average Monthly Rental, and Rental Spread Margin

Our period-average occupancy rate is calculated by dividing the aggregate number of our leased-out rental unit nights by the aggregate number of available rental unit nights during a relevant period. Our period-average occupancy rate slightly decreased from 91.6% in the six months ended March 31, 2022 to 88.9% in the six months ended March 31, 2023 primarily because we continued to optimize our rental asset portfolio and terminated the leases of certain number of occupied rental units.

Our average monthly rental after discount for rental prepayment refers to the total rental we receive from our tenants for a period, net of value-added tax, divided by the number of leased-out rental unit nights for the relevant period times 30.5 (which represents the average number of days in a month). Our average monthly rental before discount for rental prepayment refers to the total rental we receive from our tenants for a period, net of value-added tax, after adding back any discount for rental prepayment, divided by the number of leased-out rental unit nights for the relevant period times 30.5 (which represents the average number of days in a month). Our rental spread margin after discount for rental prepayment refers to the rental spread after discount for rental prepayment as a percentage of the average monthly rental after discount for rental prepayment on a lease to a tenant on the same space. Our rental spread margin before discount for rental prepayment refers to the rental spread before discount for rental prepayment as a percentage of the average monthly rental before discount for rental prepayment on a lease to a tenant on the same space. Our leases with landlords generally contain rent holidays and typically lock in our rental cost for the first three years, and we record the total rental expense on a straight line basis over the initial lease term, or monthly straight-lined rental. We use big data to establish a fair and efficient rental pricing mechanism.

Our average monthly rental before discount for rental prepayment remains stable from RMB1,060 in the six months ended March 31, 2022 to RMB1,065 in the six months ended March 31, 2023, and our average monthly rental after discount for rental prepayment also remains stable from RMB1,060 in the six months ended March 31, 2022 to RMB1,065 in the six months ended March 31, 2023. Our average monthly rental before and after discount for rental prepayment in both periods were the same because the rental discounts were originally given based on rental prepayments financed by rental installment loan and such arrangement ceased in May 2020 and therefore no more discounts have been given since then.

Our rental spread margin before and after discount for rental prepayment remains stable at 16.5% in the six months ended March 31, 2023 as compared to that in the six months ended March 31, 2023.

How Cash is Transferred through Our Organization

Prior to October 2021, the Company conducted its rental apartment operation business through variable interest entities (“VIE entities”), namely Qinke (China) Limited, Q&K Investment Consulting Co., Ltd., and Shanghai Qinke E-Commerce Co., Ltd. The Company underwent certain equity transfer in October 2021 as previous disclosed, as a result of which it no longer conducts any business operation through a VIE. However, as the Company has the power to direct the activities of these companies that most significantly impact their economic performance and has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception, it remains the primary beneficiary of these entities, and therefore, consolidated these entities in its consolidated financial statements as of March 31, 2023. See Note 1—Organization And Principal Activities to our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2023 included herein.

The following table presents the cash flows among FLJ Group Limited, its VIE entities and subsidiaries in the six months ended March 31, 2022 and 2023.

	For the six months ended March 31,
	2022	2023
	(RMB in thousands)
FLJ Group Limited transferred to the VIE entities	—	—
FLJ Group Limited transferred to the subsidiaries	7,201	7,987
The subsidiaries transferred to the VIE entities	—	—

All cash flows above were for financing purposes. No transfer of assets other than cash has occurred among the Company, its subsidiaries and the VIE entities. Our subsidiaries and the VIE entities have not made any dividend or distribution to the Company. The Company has not made any dividend or distribution to any U.S. investor. The WFOE and the VIE entities, on a consolidated basis, had been loss making and the VIE entities had not intended to pay, and had never paid, any earnings or amounts, such as service fee to the WFOE under the contractual arrangement as it had been loss making.

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (a determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. In addition, under regulations of the State Administration of Foreign Exchange of the PRC (the “SAFE”), Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Critical Accounting Policies, Judgments and Estimates

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) convertible loans; (iii) lease accounting with landlords; and (iv) income taxes. See Note 2—Summary of Principal Accounting Policies to our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2023 included herein for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

We evaluates our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

For the six months ended March 31, 2022 and 2023, we recognized impairment of RMB 100,156 and RMB 10,474 against trademark and apartment rental contracts (See Note 5 – Intangible assets to our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2023 included herein), respectively.

Revenue Recognition

We source apartments from landlords and convert them into standardized furnished rooms to lease to tenants seeking affordable residences in China. Revenues are primarily derived from rental service and value-added services.

Rental Service Revenues

Rental service revenues are primarily derived from the lease payments from our tenants and are recorded net of tax.

We typically enter into 26-month leases with our tenants, a majority of which have a lock-in period of 12 months or shorter. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically one or two months’ rent. We determine that the lock-in period is the lease term under ASC 840. When tenants terminate their leases, we return unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after the lock-in period. Monthly rent is fixed throughout the lock-in period and there is no rent-free period or rent escalations during the period. We determine all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with us. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.

Value-added Services and Others

Value-added services and others primarily consist of fees received from the tenants from our provision of internet connection and utility services as part of the lease agreement. The service fees are fixed in the agreements and recognized on a monthly basis during the period of the lease term. The service fee are recognized on a gross basis as we have latitude in determining prices and bear inventory risks.

Operating lease

We adopted the ASU 2016-02, Leases (Topic 842) on October 1, 2022 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

We lease apartments from landlords, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. We elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, we recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2023.

Results of Operations

Net Revenues

Our total net revenues decreased by 45.2% from RMB364.2 million in the six months ended March 31, 2022 to RMB199.7 million (US$29.1 million) in the six months ended March 31, 2023.

•
Rental service. Our net revenue from rental service decreased by 47.4% from RMB332.8 million in the six months ended March 31, 2022 to RMB175.1 million (US$25.5 million) in the six months ended March 31, 2023, primarily due to the decrease in the number of occupied rental units as we continued to optimize our rental asset portfolio.
•
Value-added services and others. Our net revenues from value-added services and others decreased by 22.0% from RMB31.4 million in the six months ended March 31, 2022 to RMB24.5 million (US$3.6 million) in the six months ended March 31, 2023, primarily due to the decrease in the number of occupied rental units.

Operating Costs and Expenses

Our total operating costs and expenses decreased by 56.2% from RMB553.3 million in the six months ended March 31, 2022 to RMB242.4 million (US$35.3 million) in the six months ended March 31, 2023, primarily due to the decrease in our operating cost and general administration expenses.

•
Operating cost. Our operating cost decreased by 46.4% from RMB405.7 million in the six months ended March 31, 2022 to RMB217.3 million (US$31.6 million) in the six months ended March 31, 2023. The decrease was primarily due to the followings:

–
Rental cost. Our rental cost decreased by 42.8% from RMB300.7 million in the six months ended March 31, 2022 to RMB172.0 million (US$25.1 million) in the six months ended March 31, 2023, primarily because of the decrease in number of our available rental units as we continued to optimize our rental asset portfolio.
–
Depreciation expenses. Our depreciation expenses decreased by 86.3% from RMB21.9 million in the six months ended March 31, 2022 to RMB3.0 million (US$0.4 million) in the six months ended March 31, 2023, primarily attributable to (i) the decrease in our available rental units and (ii) the impairment loss of property and equipment already provided in fiscal year 2022.
–
Personnel costs. Our personnel costs decreased by 50.1% from RMB81.3 million in the six months ended March 31, 2022 to RMB40.6 million (US$5.9 million) in the six months ended March 31, 2023, primarily attributable to the decrease of the available rental units managed by us and our cost-saving effort.

As a percentage of revenue, our operating costs decreased from 111.4% in the six months ended March 31, 2022 to 108.8% in the six months ended March 31, 2023, primarily attributable to our cost-saving measures including, among others, streamlining our personnel to save our rental apartment operating cost which is in line with our effort in optimizing rental assert portfolio.

•
Selling and marketing expenses. Our selling and marketing expenses decreased from RMB0.2 million in the six months ended March 31, 2022 to RMB15 thousand (US$2 thousand) in the six months ended March 31, 2023. As a percentage of revenue, our selling and marketing expenses decreased from 0.05% in the six months ended March 31, 2022 to 0.01% in the six months ended March 31, 2023.
•
General and administrative expenses. Our general and administrative expenses decreased by 39.1% from RMB25.3 million in the six months ended March 31, 2022 to RMB15.4 million (US$2.2 million) in the six months ended March 31, 2023, primarily attributable to decrease in share-based payment expense and personnel cost.
•
Research and development expenses. Our research and development expenses decreased from RMB1.9 million in the six months ended March 31, 2022 to RMB1.3 million (US$0.2 million) in the six months ended March 31, 2023, primarily due to our cost-saving efforts.
•
Impairment loss on long-lived assets. Our impairment loss on long-lived assets decreased from RMB100.2 million in the six months ended March 31, 2022 to RMB10.5 million (US$1.5 million) in the six months ended March 31, 2023, primarily because of the impairment loss already provided in fiscal year 2022.
•
Other income (expense), net. Our net other income (expense) increased by 110.9% from net other expense of RMB20.1 million in the six months ended March 31, 2022 to net other income of RMB2.2 million (US$0.3 million) in the six months ended March 31, 2023, primarily attributable to the decrease in disposal loss of rental contracts with landlords because we terminated fewer rental contracts with landlords in the six months ended March 31, 2023 as compared to that in the six months ended March 31, 2022.

Loss from Operations

As a result of the foregoing, our loss from operations decreased by 77.4% from RMB189.0 million in the six months ended March 31, 2022 to RMB42.7 million (US$6.2 million) in the six months ended March 31, 2023.

Interest Expense, Net

Our net interest expense decreased by 98.9% from RMB54.2 million in the six months ended March 31, 2022 to RMB0.6 million (US$0.1 million) in the six months ended March 31, 2023. The decrease was primarily attributable to the decrease in the interest expenses arising from the convertible notes as all the convertible notes had been converted on May 22, 2022.

Loss before income taxes

As a result of the foregoing, our loss before income taxes decreased by 82.2% from RMB243.2 million in the six months ended March 31, 2022 to RMB43.3 million (US$6.3 million) in the six months ended March 31, 2023.

Income tax (expenses) benefits

We recorded income tax benefits of RMB3 thousand in the six months ended March 31, 2022 and did not record any income tax expense or benefits in the six months ended March 31, 2023.

Net Loss

As a result of the foregoing, our net loss decreased by 82.2% from RMB243.2 million in the six months ended March 31, 2022 to RMB43.3 million (US$6.3 million) in the six months ended March 31, 2023.

Net loss per share

Our weighted average number of ordinary shares used in computing net loss per share was 1,728,612,425 in the six months ended March 31, 2022 and 27,715,937,039 in the six months ended March 31, 2023. The increase was primarily attributable to the conversion of all convertible notes into our ordinary shares in May 2022. As a result, our net loss per share improved from RMB0.14 in the six months ended March 31, 2022 to RMB0.00 in the six months ended March 31, 2023.

Liquidity and Capital Resources

To date, our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartments network, have been proceeds from tenants’ rental prepayment, availability under our bank facilities, capital lease and other financing, proceeds from our initial public offering, proceeds from issuance of preferred shares, and proceeds from our issuance of convertible notes. As of March 31, 2023, we had RMB2.3 million (US$0.3 million) in cash and cash equivalents and RMB106 thousand (US$15 thousand) in restricted cash. We did not have any capital commitment as of March 31, 2023.

Going Concern

We have been incurring losses from operations since our inception. Accumulated deficits amounted to RMB3,558,667 and RMB3,601,992 as of September 30, 2022 and March 31, 2023, respectively. Net cash used in operating activities were RMB27,545 and RMB25,478 for the six months ended March 31, 2022 and 2023, respectively. As of September 30, 2022 and March 31, 2023, current liabilities exceeded current assets by RMB597,242 and RMB848,038, respectively.

These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

We have adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn since COVID-19 by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. Our number of rental units contracted as well as number of available rental units decreased by 48.5% from March 31, 2022 to March 31, 2023, as we continued to optimize our rental asset portfolio. On the other hand, our total operating cost and expenses decreased by 56.2% from RMB553.3 million (US$87.3 million) in the six months ended March 31, 2022 to RMB242.4 million (US$35.3 million) in the six months ended March 31, 2023 and our net loss narrowed by 82.2% from RMB243.2 million (US$38.4 million) in the six months ended March 31, 2022 to RMB43.3 million (US$6.3 million) in the six months ended March 31, 2023.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans and short-term loan from certain third parties, issuance of ordinary shares or other equity-linked securities. In addition, we have continued to adopt the defensive strategy mentioned above and optimize our rental asset portfolio. Our number of rental units contracted and our available rental units decreased from 55,177 as of March 31, 2022 to 28,400 as of March 31, 2023 during the same period, whereas our loss from operation decreased from RMB 189.0 million in the six months ended March 31, 2022 to RMB42.7 million in the six months ended March 31, 2023.

These plan and initiatives cannot alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving its strategic plans, that our future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we are not able to achieve ideal optimization of our rental asset portfolio, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Material Cash Requirements

Our material cash requirements as of March 31, 2023 primarily include our operating lease obligations.

The following table sets forth our operating lease obligations as of March 31, 2023:

(RMB’000)
For the six months ending September 30, 2023	136,507
For the year ending September 30, 2024	175,537
For the year ending September 30, 2025	72,950
For the year ending September 30, 2026	26,765
For the year ending September 30, 2027	14,500
Thereafter	17,968
Total	444,227

Cash Flows

Our net cash used in operating activities in the six months ended March 31, 2023 was RMB25.5 million (US$3.7 million), which was primarily attributable to a net loss of RMB43.3 million (US$6.3 million) adjusted by non-cash items of RMB15.9 million (US$2.3 million) and a net working capital inflow of RMB1.9 million (US$0.3 million). The non-cash items of RMB15.9 million (US$2.3 million) were primarily attributable to RMB10.5 million (US$1.5 million) of impairment loss on long-lived assets and RMB3.2 million (US$0.5 million) of depreciation and amortization expenses. The net working capital inflow of RMB1.9 million (US$0.3 million) was primarily attributable to RMB34.1 million (US$5.0 million) increase of accounts payable and RMB22.2 million (US$3.2 million) increase of accrued expenses and other current liabilities primarily due to increase in tenant deposits, offset by RMB14.9 million (US$2.2 million) increase of other current assets primarily due to increase in due from shareholders in connection with their deposit of ordinary shares for issuance of ADS, RMB29.9 million (US$4.3 million) decrease of deferred revenue, RMB8.7 million (US$1.3 million) decrease of deposits from tenants.

We did not record any net cash used in investing activities in the six months ended March 31, 2023.

Our net cash provided by financing activities in the six months ended March 31, 2023 was RMB25.5 million (US$3.7 million). This was attributable to proceeds from short-term borrowings of RMB25.5 million (US$3.7 million).

We did not have any off‑balance sheet arrangement as of March 31, 2023.

Recent Developments

As announced on our Form 6-K dated June 30, 2023, Mr. Lin Zhou has resigned as an independent director and a member of the audit committee of our Company, effective June 30, 2023. Mr. Zhou resigned for personal reasons and has no disagreement with our Company. We appointed Mr. Zhenkun Wang as an independent director and a member of the audit committee of the Company, effective June 30, 2023. Mr. Wang is the founder and CEO of Shanghai Shiwei Technology Co.,

Ltd., a company mainly focused on project and product development in enterprise-level metaverse applications, and has been serving as the chairman of its board since January 2015. Mr. Wang received his bachelor’s degree from Shanghai University of Finance and Economics in 2004.

In addition, as announced on our Form 6-K dated June 30, 2023, we appointed OneStop Assurance PAC Singapore (“OneStop”) as our independent registered public accounting firm, effective as of June 30, 2023. The appointment of OneStop has been approved by both the audit committee and the board of directors of our Company. OneStop replaced Marcum Asia CPAs LLP (“Marcum Asia”), the Company’s former independent registered public accounting firm. We are working closely with Marcum Asia and OneStop to ensure a seamless transition.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars herein, made solely for the convenience of the readers, is based on the noon buying rate on March 31, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.8676 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. The percentages stated herein are calculated based on Renminbi.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	USD
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,772	2,276	331
Restricted cash	106	106	15
Accounts receivable, net	752	2,301	335
Advances to suppliers	8,501	8,527	1,242
Other current assets	59,029	73,970	10,771
Total current assets	71,160	87,180	12,694
Non-current assets:
Property and equipment, net	500	342	50
Intangible assets, net	13,475	—	—
Operating lease right of use assets	—	417,556	60,801
Other assets	10,405	10,321	1,503
Total non-current assets	24,380	428,219	62,354
Total assets	95,540	515,399	75,048
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Group, see Note 2)
Current liabilities:
Accounts payable	122,667	156,794	22,831
Amounts due to related parties	4,831	5,394	785
Deferred revenue	129,930	100,074	14,572
Short-term debt	110,097	135,624	19,748
Rental instalment loans	15,756	15,756	2,294
Deposits from tenants	38,439	29,723	4,328
Contingent liabilities for payable for asset acquisition	165,033	159,328	23,200
Operating lease liabilities, current	—	228,655	33,295
Accrued expenses and other current liabilities	81,649	103,870	15,126
Total current liabilities	668,402	935,218	136,179
Operating lease liabilities, non-current	—	188,901	27,506
Total liabilities	668,402	1,124,119	163,685

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	USD
		(unaudited)	(unaudited)
Commitments and contingencies (Note 14)
Shareholders’ Deficit:
Class A Ordinary shares (US$0.00001 par value per share; 37,500,000,000 shares authorized; 25,878,920,464 shares issued and outstanding as of September 30, 2022 and March 31, 2023, respectively)	1,727	1,727	251
Class B Ordinary shares (US$0.00001 par value per share; 2,500,000,000 shares authorized; nil and 2,500,000,000 shares issued and outstanding as of September 30, 2022 and March 31, 2023, respectively)	—	172	25
Additional paid-in capital	2,954,625	2,956,760	430,538
Accumulated deficit	(3,558,667)	(3,601,992)	(524,492)
Accumulated other comprehensive income	29,453	34,613	5,041
Total shareholders’ deficit	(572,862)	(608,720)	(88,637)
Total liabilities and shareholders’ deficit	95,540	515,399	75,048

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the Six Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net revenues:
Rental service	332,783	175,148	25,504
Value-added services and others	31,431	24,522	3,571
Total net revenues	364,214	199,670	29,075
Operating costs and expenses:
Operating cost	(405,661)	(217,295)	(31,642)
Selling and marketing expenses	(189)	(15)	(2)
General and administrative expenses	(25,329)	(15,422)	(2,246)
Research and development expenses	(1,853)	(1,308)	(190)
Impairment loss on long-lived assets	(100,156)	(10,474)	(1,525)
Other income (expense), net	(20,074)	2,157	314
Total operating costs and expenses	(553,262)	(242,357)	(35,291)
Loss from operations	(189,048)	(42,687)	(6,216)
Interest expense, net	(54,174)	(638)	(93)
Foreign exchange loss, net	(5)	—	—
Loss before income taxes	(243,227)	(43,325)	(6,309)
Income tax expense	3	—	—
Net loss	(243,224)	(43,325)	(6,309)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	3,642	5,160	751
Comprehensive loss	(239,582)	(38,165)	(5,558)

Net loss per share—Basic and diluted	(0.14)	(0.00)	(0.00)
Weighted average number of ordinary shares used in computing net loss per share —Basic and diluted	1,728,612,425	27,715,937,039	27,715,937,039

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	Attributable to FLJ’s shareholders
	Class A Ordinary shares		Class B Ordinary shares		Treasury stock		Additional	Accumulated other
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	Total deficit
Balance at September 30, 2021	1,544,097,151	99	180,389,549	11	(77,100,000)	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)
Issuance of ordinary shares to settle acquisition of certain assets from two third parties	7,662,060	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	399	—	—	399	—	399
Warrants issued in connection with convertible notes	—	—	—	—	—	—	1,420	—	—	1,420	—	1,420
Net loss	—	—	—	—	—	—	—	—	(243,224)	(243,224)	—	(243,224)
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,642	—	3,642	—	3,642
Balance at March 31, 2022	1,551,759,211	100	180,389,549	11	(77,100,000)	(5)	1,847,113	42,426	(4,621,914)	(2,732,269)	9,600	(2,722,669)

Balance at September 30, 2022	25,878,920,464	1,727	—	—	—	—	2,954,625	29,453	(3,558,667)	(572,862)	—	(572,862)
Issuance of Class B Ordinary shares	—	—	2,500,000,000	172	—	—	(172)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	2,307	—	—	2,307	—	2,307
Net loss	—	—	—	—	—	—	—	—	(43,325)	(43,325)	—	(43,325)
Foreign currency translation adjustments	—	—	—	—	—	—	—	5,160	—	5,160	—	5,160
Balance at March 31, 2023	25,878,920,464	1,727	2,500,000,000	172	—	—	2,956,760	34,613	(3,601,992)	(608,720)	—	(608,720)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the Six Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net cash used in operating activities	(27,545)	(25,478)	(3,713)
Financing activities:
Proceeds from issuance of convertible notes	17,832	—	—
Proceeds from short-term borrowings	—	25,527	3,717
Repayment of rental instalment loans	(1,300)	—	—
Net cash provided by financing activities	16,532	25,527	3,717
Effect of foreign exchange rate changes	(142)	(545)	(77)
Net decrease in cash, cash equivalents and restricted cash	(11,155)	(496)	(73)
Cash, cash equivalents and restricted cash at the beginning of the period	19,252	2,878	419
Cash, cash equivalents and restricted cash at the end of the period	8,097	2,382	346

Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	547,440	79,713

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	—	—	—
Income taxes paid	4	—	—

Reconciliation to amounts on the condensed consolidated balance sheets:

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	USD
		(unaudited)	(unaudited)
Cash and cash equivalents	2,772	2,276	331
Restricted cash	106	106	15
	2,878	2,382	346

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ Group Limited

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi and USD in thousands, except for share data and per share data, unless otherwise stated)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

FLJ Group Limited (formerly known as “Q&K International Group Limited”) (the “Company” or “FLJ”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC. The Company has changed its corporate name from “Q&K International Group Limited” to “FLJ Group Limited”, effective on September 13, 2022. In addition, the Company began trading under the new ticker symbol “FLJ” on the NASDAQ effective on September 26, 2022.

Effective on March 7, 2022, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing thirty (30) Class A ordinary share to one (1) ADS representing one hundred and fifty (150) Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. There will be no change to the Group’s Class A ordinary shares. The exchange of every five (5) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

On October 26, 2021 and December 17, 2021, the Group transferred of all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group, and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Equity Transfer”). The Equity Transfer was made at nominal consideration. As of September 30, 2022, the Group no longer conducts substantial operation through any variable interest entity.

As of September 30, 2022, four of the subsidiaries of Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”) filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. Accordingly the Group had no control over the allocation of remaining assets in liquidation of these subsidiaries and their subsidiaries (collectively “Deconsolidated VIE’s Subsidiaries”), accordingly the Company deconsolidated these deconsolidated subsidiaries .

The management believed the deconsolidation of Deconsolidated VIE’s Subsidiaries does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20.

The Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as FLJ is the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as FLJ has the power to direct the activities of these companies that most significantly impact their economic performance and FLJ has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. The Group accounted for Q&K HK, Q&K Investment Consulting and Q&K E-commerce as variable interest entities. Accordingly, the accompanying consolidated financial statements include the financial statements of Q&K HK, Q&K Investment Consulting and Q&K E-commerce.

As of March 31, 2023, the Group’s significant subsidiaries and VIE:

	Entity	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
QK365.com INC. (BVI)		September 29, 2014	BVI	100%	Holding
Fenglinju (China) Hong Kong Limited (“Fenglinju”)		October 21, 2021	Hong Kong	100%	Holding
Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd (formerly known as “Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.”) (“Q&K AI”)		May 13, 2019	PRC	100%	Holding and Operating
Chengdu Liwu Apartment Management Co., Ltd		June 19, 2020	PRC	100%	Operating
VIE:
QingKe (China) Limited (“Q&K HK”)		July 7, 2014	Hong Kong	100%	Holding
Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”)		April 2, 2015	PRC	100%	Holding and Operating
Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”)		August 2, 2013	PRC	100%	Holding and Operating

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended September 30, 2022 filed on February 15, 2022.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended September 30, 2022. The results of operations for the six months ended March 31, 2022 and 2023 are not necessarily indicative of the results for the full years.

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,558,667 and RMB 3,601,992 as of September 30, 2022 and March 31, 2023, respectively. Net cash used in operating activities were RMB 27,545 and RMB 25,478 for the six months ended March 31, 2022 and 2023, respectively. As of September 30, 2022 and March 31, 2023, current liabilities exceeded current assets by RMB 597,242 and RMB 848,038, respectively.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

The Group has adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn since COVID-19 by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. The Group’s number of rental units contracted as well as number of available rental units decreased by 48.5% from March 31, 2022 to March 31, 2023, as the Group continued to optimize its rental asset portfolio. On the other hand, the Group’s total operating cost and expenses decreased by 56.2% from RMB553.3 million (US$87.3 million) inthe six months ended March 31, 2022 to RMB242.4 million (US$35.3 million) in the six months ended March 31, 2023 and its net loss narrowed by 82.2% from RMB243.2 million (US$38.4 million) in the six months ended March 31, 2022 to RMB43.3 million (US$6.3 million) in the six months ended March 31, 2023.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans and short-term loan from certain third parties, issuance of ordinary shares or other equity-linked securities. In addition, the Group has continued to adopt the defensive strategy mentioned above and optimize its rental asset portfolio. The Group’s number of rental units contracted and available rental units decreased from 55,177 as of March 31, 2022 to 28,400 as of March 31, 2023 during the same period, whereas its loss from operation decreased from RMB 189.0 million in the six months ended March 31, 2022 to RMB42.7 million in the six months ended March 31, 2023.

The Group will also focus on the follow activity:

•
On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of $300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations.

The Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group's future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group is not able to achieve ideal optimization of its asset portfolio, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group's financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Financial statement amounts and balances of the VIE and its subsidiaries

The following financial statement amounts and balances of the Q&K HK, Q&K Investment Consulting and Q&K E-Commerce (collectively "VIE entities") and their subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances.

The revenues, net loss and cash flows for the six months ended March 31, 2022 represented the amounts of Q&K HK and Q&K Investment Consulting for the period from dates of equity transfer through March 31, 2022, and the amounts of the amounts of Q&K E-Commerce and its subsidiaries for the six months ended March 31, 2022.

The revenues, net loss and cash flows for the six months ended March 31, 2023 represented the amounts of VIE entities for the six months ended March 31, 2023.

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	62	63	9
Advances to suppliers	6,131	6,136	893
Other current assets	2,572	2,572	375
Other assets	98	98	14
Total assets	8,863	8,869	1,291

LIABILITIES
Accounts payable	34	34	5
Deferred revenue	16	16	2
Short-term debt	13,000	13,000	1,893
Accrued expenses and other current liabilities	67,908	68,124	9,920
Total liabilities	80,958	81,174	11,820

	For the Six Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net revenues	1,621	—	—
Net loss	(41,909)	(221)	(32)
Net cash used in operating activities	(10,773)	1	0
Net cash provided by investing activities	—	—	—
Net cash provided by financing activities	—	—	—

The consolidated VIE entities and their subsidiaries contributed 0.4% and nil of the Group’s consolidated revenues for the six months ended March 31, 2022 and 2023. As of September 30, 2022 and March 31, 2023, the consolidated VIE entities and their subsidiaries accounted for an aggregate of 9% and 2%, respectively, of the Group’s consolidated total assets, and 12% and 7%, respectively, of the Group’s consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE entities. However, the Company has provided and will continue to provide financial support to the VIE considering the business requirements of the VIE entities, as well as the Company’s own business objectives in the future.

There are no assets held in the VIE entities and its subsidiaries that can be used only to settle obligations of the VIE entities and their subsidiaries, except for registered capital and the PRC statutory reserves. As the VIE entities and their subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIE entities do not have recourse to the general credit of the Group for any of the liabilities of the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

For the six months ended March 31, 2022 and 2023, the Group recognized impairment of RMB 100,156 and RMB 10,474 against trademark and apartment rental contracts (See Note 5 – Intangible assets), respectively.

Revenue Recognition

The Group sources apartments from landlords and convert them into standardized furnished rooms to lease to tenants seeking affordable residences in China. Revenues are primarily derived from rental service and value-added services.

Rental Service Revenues

Rental service revenues are primarily derived from the lease payments from tenants and are recorded net of tax.

The Group typically enters into 26-month leases with tenants, a majority of which have a lock-in period of 12 months or shorter. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically one or two months’ rent. The Group determines that the lock-in period is the lease term under ASC 840. When tenants terminate their leases, the Group returns unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after the lock-in period. Monthly rent is fixed throughout the lock-in period and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.

Value-added Services and Others

Value-added services and others primarily consist of fees received from the tenants from provision of internet connection and utility services as part of the lease agreement. The service fees are fixed in the agreements and recognized on a monthly basis during the period of the lease term. The service fee are recognized on a gross basis as the Group has latitude in determining prices and bear inventory risks.

Operating lease

The Company adopted the ASU 2016-02, Leases (Topic 842) on October 1, 2022 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases apartments from landlords, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2023

3.
OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of September 30,	As of March 31,
	2022	2023
Due from a service provider (1)	36,100	37,552
Deposit for share settlement (2)	21,341	20,602
Due from shareholders (3)	—	13,910
Others	1,588	1,906
	59,029	73,970

(1)
Upon asset acquisition with Beautiful House, the Group engaged a third party service provider to provide apartment operation services to the Group. The third party service provider is controlled by one of the shareholders of the Seller of Beautiful House. To support the operation services to the tenants, the Group made interest free loans to and operating expenses on behalf of the service provider and loans are repayable on demand.
(2)
Upon settle payables due to Beautiful House arising from asset acquisition, the Group made a deposit of RMB 20,602 (US$3,000) to Beautiful House, which is expected to get repaid upon share settlement.
(3)
During the six months ended March 31, 2023, the Company paid RMB 13,910 on behalf of certain shareholders who owned less than 5% of outstanding shares of the Company, for transfer of their ordinary shares into ADS which could be traded in the open market. The balance was repayable on demand.
4.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30,	As of March 31,
	2022	2023
Cost:
Vehicle	2,269	2,269
Office furniture, fixtures and equipment	922	922
	3,191	3,191
Less: Accumulated depreciation	(2,691)	(2,849)
	500	342

Depreciation expenses were RMB 474 and RMB 158 and for the six months ended March 31, 2022 and 2023, respectively.

5.
INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of September 30,	As of March 31,
	2022	2023
Cost:
Apartment rental contracts	55,967	3,001
Trademarks	16,294	—
	72,261	3,001
Less: Accumulated amortization	(58,786)	(3,001)
	13,475	—

Amortization expenses were RMB 21,967 and RMB 3,001 for the six months ended March 31, 2022 and 2023, respectively. Impairment loss against intangible assets were RMB 100,156 and RMB 10,474 for the six months ended March 31, 2022 and 2023, respectively.

Impairment of apartment rental contracts

The Group acquired from Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) certain assets, including approximately 72,000 apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Beautiful House. The Group determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, which are unobservable inputs that fall within Level 3 of the fair value hierarchy.

As of March 31, 2022 and March 31, 2023, the Group reviewed the fair value of the apartment rental agreements based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its apartment rental agreements is unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement.

The revenue growth rate for apartment rental agreements was 0%, and the discount rate was 11% for the six months ended March 31, 2022, both of which met the profit projection target. The carrying amount of apartment rental agreements exceeds its fair value by RMB 29,550, the Group recognized impairment against apartment rental agreements of RMB 29,550 for the six months ended March 31, 2022.

The revenue growth rate for apartment rental agreements was 0%, as a result of increase of unit rental fee by 0%, and the discount rate was 11% for the six months ended March 31, 2023, which underperformed the profit projection target. The Group provided impairment of RMB 10,474 on apartment rental contracts for the six months ended March 31, 2023.

Impairment of trademarks

As of March 31, 2022, the Group wrote off full trademark balance because the trademark will not be used in the future consider the future business development.

6.
SHORT-TERM DEBT

The short-term debts were as follows:

	As of September 30,	As of March 31,
	2022	2023
Short-term bank borrowings	103,552	103,552
Other short-term payable (1)	6,545	32,072
	110,097	135,624

(1)
During the six months ended March 31, 2023, the Company entered into loan agreements with certain third parties to borrow an aggregation of RMB 25,527 (equivalent of US$3,750). The loans bore an interest rate of 3.85% per annum and payable in twelve months.

7.
OPERATING LEASE

The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent-free period of one – two months per year and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Group uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Group discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Group recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Group records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The apartment leases also require the Group to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the condensed consolidated statements of income and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Group records operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of September 30,	As of March 31,
	2022	2023
Right of use assets	—	417,556

Operating lease liabilities, current	—	228,655
Operating lease liabilities, noncurrent	—	188,901
Total operating lease liabilities	—	417,556

Other information about the Company’s leases is as follows:

	For the Six Months Ended March 31,
	2022	2023
Weighted average remaining lease term (years)	—	2.36
Weighted average discount rate	—	4.47%

Operating lease expenses were RMB 300,668 and RMB 172,046, respectively, for the six months ended March 31, 2022 and 2023, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2023:

March 31,
2023
For the six months ending September 30, 2023	136,507
For the year ending September 30, 2024	175,537
For the year ending September 30, 2025	72,950
For the year ending September 30, 2026	26,765
For the year ending September 30, 2027	14,500
For the year ending September 30, 2028 and thereafter	17,968
Total lease payments	444,227
Less: Imputed interest	(26,671)
Present value of lease liabilities	417,556

8.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of September 30,	As of March 31,
	2022	2023
Tenant deposits	5,184	21,432
Other tax payable	63,619	75,600
Interest payable	1,680	2,120
Accrued payroll and welfare	3,999	1,538
Others	7,167	3,180
	81,649	103,870
9.
SHARE BASED COMPENSATION

The Group utilized Yijia Inc., a company controlled by the Founder as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. According to the Group’s board resolutions, in July 2017 and March 2018, 86 million shares were reserved to Yijia Inc. Yijia Inc. has no activities other than administrating the incentive program and does not have any employees. On behalf of the Group and subject to approvals from the board or directors, the Founder has the authority to select eligible participants to whom equity awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards. The board resolutions allow the grantees to hold options to purchase from the Yijia Inc. the equity shares of the Group.

As of June 24, 2022, Yijia Inc. held 75.2 million Class B ordinary shares. On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 11).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2022 and March 31, 2023, the number of outstanding options is 10,250,000 and 10,250,000, respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 10,250,000 Class B ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2022 and March 31, 2022, the Group had 23,850,000 and 23,850,000 share options outstanding, vested and exercisable. The remaining Stock Options B are exercisable into 23,850,000 Class A ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.

Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. The estimated fair value of the ordinary shares, at the option grants, was determined with assistance from an independent third party valuation firm. The Group’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

		April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US	$0.03	US	$0.04	US	$0.05

2019 Share Incentive Plan

The 2019 Share Incentive Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

In June 2022, the Group issued 72 million stock options with nil exercise price to Mr. Qu, the Chief Executive Officer of the Company. All of the stock options were vested and exercised immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

In June 2022, the Group issued 50.36 million stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 43.18 million stock options vested and exercised immediately upon grant, 3.59 million stock options vested on August 3, 2022, and the remaining 3.59 million stock options vested on August 3, 2023. As of March 31, 2023, the 3.59 million stock options vested on August 3, 2022 was not exercised by or issued to Mr. Sun. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

For the six months ended March 31, 2023, no option activities were incurred. As of March 31, 2023, 37,690,027 options were vested and exercisable.

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods.

For the six months ended March 31, 2022 and 2023, the Group recorded compensation expenses of RMB 399 and RMB 2,307 in connection with the above stock options. As of September 30, 2022, the Group had unrecognized compensation expenses for stock options of RMB 69.

For the six months ended March 31, 2022 and 2023, the total share-based compensation expenses were comprised of the following:

	For the Six Months Ended March 31,
	2022	2023
Selling and marketing expenses	2	12
General and administrative expenses	4	2,273
Research and development expenses	393	22
	399	2,307

10.
EQUITY

Class B Ordinary Shares

On November 18, 2022, the board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”).

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The board of directors has also approved the issuance of the Shares to an ESOP Platform, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this report, 2,500,000,000 Class B ordinary shares were reserved to 2022 Plan and no Class B ordinary shares have been issued under the 2022 Plan.

Upon the issuance of Class B Ordinary Shares, the Company recorded the share capital of RMB 172, with corresponding accounts to additional paid-in capital.

11.
LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the Six Months Ended March 31,
	2022	2023
Net loss	(243,224)	(43,325)
Net loss per share—Basic and diluted	(0.14)	(0.00)
Weighted average number of ordinary shares used in computing net loss per share —Basic and diluted	1,728,612,425	27,715,937,039

For the six months ended March 31, 2022 and 2023, weighted average ordinary shares included nil and 3,590,027 stock options. The 3,590,027 stock options were vest but unexercised as of March 31, 2023. The Company included the stock options because they are exercisable at RMB nil.

For the six months ended March 31, 2022 and 2023, potential ordinary shares from assumed conversion of convertible notes into 364,641,420 and nil the Group’s ordinary shares, assumed exercise of share options of 34,200,000 and 37,690,027, and warrants to purchase 14,349,000 and nil of the Group’s ordinary shares have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

12.
INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended March 31, 2022 and 2023, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets for the subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets as of September 30, 2022 and March 31, 2023.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the six months ended March 31, 2022 and 2023, the Company had a current tax benefit of RMB 3 and RMB nil, respectively.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of March 31, 2023 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

13.
RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Relationship with the Group
Wangxiancai Limited*	An entity controlled by the legal representative and executive director of one of the subsidiaries
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group

* Wangxiancai Limited was no longer a related party of the Company since June 30, 2022 when the Company disposed of the Deconsolidated VIE’s Subsidiaries.

The Group entered into the following transactions with its related parties:

As stated in Note 1, on October 26, 2021 and December 17, 2021, the Group transferred the equity interest in the Q&K Investment Consulting and Q&K HK, respectively, to Wangxiancai Limited for nominal consideration.

For the six months ended March 31, 2022, the Group issued convertible notes in exchange for cash of $2,813 (RMB 17,832) to Key Space. Among the convertible notes issued in the six months ended March 31, 2022, $835 and $1,978 are subject to interest rate of 15% per annum and 17% per annum, respectively. For the six months ended March 31, 2022, the Group accrued interest expenses of RMB 26,870 on the convertible notes.

As of September 30, 2022 and March 31, 2022, amounts due to related parties were RMB 4,831 and RMB 5,394, respectively. The balance due to related parties represented borrowings from the related parties which were due within 12 months from borrowing. Details are as follows:

	As of September 30,	As of March 31,
	2022	2023
Key Space	4,065	4,065
Others	766	1,329
	4,831	5,394

14.
COMMITMENTS AND CONTINGENCIES
(a)
Purchase Commitments

As of March 31, 2023, the Group’s did not have commitments related to leasehold improvements and installation of equipment.

(b)
Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

EXHIBIT INDEX

Number	Description of Document
1.1	Secretary’s Certificate of the Registrant (reflecting the Registrant’s name change effective on September 13, 2022)
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLJ Group Limited
By: /s/ Chengcai Qu
Name: Chengcai Qu
Title: Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President
Date: August 2, 2023